300 North LaSalle
Chicago, Illinois 60654

Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 31, 2012

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Jay Ingram

Jessica Dickerson

Nudrat Salik

Rufus Decker

Re:                             GSE Holding, Inc.

Amendment No. 6 to Registration Statement on Form S-1

(SEC File No. 333-175475), filed January 30, 2012

Ladies and Gentlemen:

GSE Holding, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 7 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 31, 2012, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment No. 6 to the Registration Statement filed January 30, 2012.  Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Executive Compensation, page 120

Option Exercises and Stock Vested, page 132

1.                                      Please clarify whether your NEOs exercised any options in fiscal year 2011.

Response:  In response to the Staff’s comment, the Company confirms that NEOs did not exercise options during fiscal 2011.  The Company has revised its disclosure on page 132 of the Registration Statement in response to the Staff’s comment.

Non-Employee Director Compensation and Benefits, page 144

2.                                      You state that none of your non-employee directors, other than Messrs. Evans and Goodrich, received compensation for services as a non-employee director during 2011.  However, it appears from the director compensation table that Messrs. Griffin and Sorrentino also received compensation for their services.  Please advise, or revise your disclosure as appropriate.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 144 of the Registration Statement.

Principal Stockholders, page 145

3.                                      In note 10 to the table, you state that Edward Zimmel is included in the calculation of “All directors and executive officers as a group.”  However, Mr. Zimmel does not appear in the table.  Please advise, or revise your disclosure as appropriate.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 145 of the Registration Statement.

Exhibit Index

Exhibit 1.1

4.                                      We note that the form of underwriting agreement currently filed as Exhibit 1.1 does not include William Blair & Company, included in the most recent amendment as a representative of the underwriters, as a party to the agreement.  We further note that the agreement refers to selling shareholders who are no longer a part of this offering as well as representatives of the underwriters who no longer appear to be acting as such.  Please file, as an exhibit, the form of underwriting agreement pursuant to which you intend to distribute the shares covered by the registration statement.  Please also tell us how these changes affect your underwriting compensation, if at all, and the effects, if any, that the changes may have on FINRA’s clearance of your underwriting compensation.

Response:  The Company intends to file an amended version of the underwriting agreement prior to effectiveness as a new Exhibit 1.1 and has indicated this in the revised exhibit index.  The revised underwriting agreement will not reflect any change in compensation from the previous underwriting agreement.  The Company has been informed by the underwriters that they have updated FINRA and will ask the FINRA reviewer to reconfirm FINRA’s clearance of the underwriting compensation.

*  *  *  *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Sincerely,

/s/ Gerald T. Nowak, P.C.

Gerald T. Nowak, P.C.

cc:	Mark C. Arnold
GSE Holding, Inc.

Theodore A. Peto
Kirkland & Ellis LLP

Colin J. Diamond
White & Case LLP

Jim Westerman
BDO USA, LLP